January 9, 2009
Mr. Rufus Decker
Accounting Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	International Flavors & Fragrances Inc. File Reference 1-4858 Form 10-K for the year ended December 31, 2007 Form 10-Q for the periods ended March 31, 2008, June 30, 2008 and September 30, 2008
Dear Mr. Decker:
The Company is furnishing the following supplementary information and comments with reference to the matters and questions raised in your letter dated December 3, 2008. The items below correspond to the matters raised in your letter; the questions raised by the Commission have been repeated, and the Company’s response immediately follows.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007
General
1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.
Company Response:
Additional disclosures or other revisions to our future filings are included, as applicable, in the Company’s response; in each instance, such additional disclosures are identified as such.
Item 8 – Financial Statements
Note 8 – Borrowings, page 50
2.	We have reviewed your response to prior comment 5. Please provide a tabular presentation of the required ratios as well as your actual ratios as of each reporting date for your most stringent debt covenant(s). Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary.
Company Response:
The Company will expand its disclosure of its most stringent debt covenants. The following reflects an example of likely disclosure to expand the disclosure:

The Facility and Yen loan contain the most restrictive covenants requiring us to maintain, at the end of each fiscal quarter, a ratio of net debt for borrowed money to EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) in respect of the previous 12-month period of not more than 3.25 to 1.
At September 30, 2008, we were in compliance with all financial and other covenants. At September 30, 2008 our Net Debt/EBITDA (1) was 2.31 to 1 as defined by the debt agreements.
Failure to comply with the financial and other covenants under these agreements would constitute default and would allow the lenders to accelerate the maturity of all indebtedness under the related agreement. If such acceleration were to occur, we would not have sufficient liquidity available to repay the indebtedness. We would likely have to seek amendments under the agreements for relief from the financial covenants or repay the debt with proceeds from the issuance of new debt or equity, and/or asset sales, if necessary. We may be unable to amend the agreements or raise sufficient capital to repay such obligations in the event the maturities are accelerated.

(1)	EBITDA and Net Debt, which are non-GAAP measures used for covenants are calculated in accordance with the definition in the debt agreements. In this context, these measures are used solely to provide information on the extent to which we are in compliance with debt covenants and not comparable to EBITDA and Net Debt used by other companies. A reconciliation of EBITDA to income before taxes and net debt to total debt are as follows:

	12 Months ended September 30,
	2008	2007
Net Income	$227.8	$247.8
Interest expense	71.0	32.7
Income Taxes	77.9	79.2
Depreciation	73.2	71.2
Amortization	6.8	14.4
Specified items	3.0	7.9

EBITDA	$459.7	$453.2

	September 30,
	2008	2007
Total Debt	$1,190.0	$1,188.0
FAS 133 Fair Value Adj.	17.4	0.8
Cash and Cash Equivalents	108.7	62.6

Net DEBT	$1,063.9	$1,124.6

Note 16 — Commitments and Contingencies, page 65
3.	We have reviewed your response to prior comment 6. Please disclose the number of claims of alleged respiratory illness due to workplace exposure to flavor ingredients pending at each balance sheet date, the number of claims filed for each period presented, the number of claims dismissed, settled, or otherwise resolved of each period, and the average settlement amount per claim. Also, please address historical and expected trends in these amounts and their reasonably likely effects on operating results and liquidity. Refer to Question 3 of SAB Topic 5:Y.

Company Response:
The Company will in future filings expand its discussion in its notes to the financial statements concerning “Commitments and Contingencies” to address: the number of claims of alleged respiratory illness due to exposure to flavor ingredients pending, the number of claims filed during the period presented and the number of claims dismissed, settled or otherwise resolved during the period presented. The Company will also address the reasonably likely effects of these claims on operating results and liquidity in accordance with the requirements of Question 3 of SAB Topic 5:Y. The Company does not believe that the average settlement amount per claim is material to an investor’s understanding of any actual or reasonably likely liability with respect to these claims. To date, all settlements have been made under and subject to confidentiality agreements prohibiting disclosure of the settlement amounts. In addition, even absent such confidentiality agreements, including average settlement per claim would be highly prejudicial to the Company, because existing and potential plaintiffs would view this as a potential floor and starting point for any future negotiated settlements. Further, each of these claims is individually litigated, with separate facts and very often separate defendants. Finally, the net out-of-pocket cost for any claim settlement has not been material to the Company, and we will include a statement to that effect in future filings.
The following reflects an example of likely disclosure to expand the disclosure in our “Commitments and Contingencies” note to our financial statements.
We are party to a number of lawsuits and claims related primarily to flavoring supplied by us, and by other third party suppliers in most instances, to manufacturers of butter flavored popcorn. A total of ___actions involving ___claimants are currently pending against the Company and other flavor suppliers and related companies based on similar claims of alleged respiratory illness. In certain cases, plaintiffs are unable to demonstrate that they have suffered a compensable loss as a result of such exposure, or that injuries incurred in fact resulted from exposure to the Company’s flavor products. In most of the complaints, the damages sought by the plaintiffs are not alleged at the pleading stage and may not be specified until a much later time in the proceeding, if at all. During [insert the relevant reporting period], there have been ___new actions filed involving ___claimants and ___actions involving ___claimants have been dismissed or settled for a net out-of-pocket amount which is not material to the Company including insurance recovery.
At each balance sheet date, or more frequently as conditions warrant, we review the status of each pending claim, as well as our insurance coverage for such claims with due consideration given to potentially applicable deductibles, retentions and reservation of rights under insurance policies with respect to all these matters. The liabilities are recorded at management’s best estimate of the outcome of the lawsuits and claims, taking into consideration the facts and circumstances of the individual matters as well as past experience on similar matters. Amounts accrued are also based upon our historical experience with these claims, including claims which have been closed with no liability as well as claims settled to date. Settled claims, since the inception of the flavor-related claims, have not been material to the Company in any reporting period including insurance recovery. At each balance sheet date, the key issues that management assesses are whether it is probable that a loss as to asserted or unasserted claims has been incurred and if so, whether the amount of loss can be reasonably estimated. We are not able to provide an amount or range of estimated loss in excess of the liability currently accrued at the balance sheet date as to asserted and unasserted claims because such estimate cannot reasonably be made.

While the ultimate outcome of any litigation cannot be predicted, management believes that adequate provision has been made with respect to all known claims. Based on information presently available and in light of the merits of its defenses and the availability of insurance, we do not expect the outcome of the above cases, singly or in the aggregate, to have a material adverse effect on our financial condition, results of operation or liquidity. There can be no assurance that future events will not require us to increase the amount we have accrued for any matter or accrue for a matter that has not been previously accrued.
We record the expected liability with respect to these claims in Other liabilities and expected recoveries from our insurance carrier group in Other assets. We believe that realization of the insurance receivable is probable due to the terms of the insurance policies and the payment experience to date of the carrier group as it relates to these claims.
4.	Please tell us whether you have recorded a liability in regards to the claims of alleged respiratory illness due to workplace exposure to flavor ingredients on a discounted or undiscounted basis. If you have discounted the liability, please revise to include the disclosures noted in Question 1 of SAB Topic 5:Y.
Company Response:
The Company’s liability in regards to the claims of alleged respiratory illness are recorded on an undiscounted basis.
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If you require additional clarification on any of the foregoing responses or have any additional comments, please contact me at 212-708-7291.
In connection with responding to your comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,
/s/ Richard A. O’Leary
Richard A. O’Leary
Vice President, Corporate Development and Interim Chief Financial Officer